SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

                                    Filed by

                      SOUTHERN ELECTRIC GENERATING COMPANY
                                 (the "Company")


         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.


Item 1.  Type of security or securities.

         Bank Notes, Commercial Paper and Extendible Commercial Notes.

Item 2.  Issue, renewal or guaranty.

         Issue.

Item 3.  Principal amount of each security.

         Bank Notes - None during the quarter. Outstanding at September 30, 2004
         - $0.

         Commercial Paper - Various amounts ranging from $1,000,000 to $8,900,000. Outstanding at September 30, 2004 - $11,800,000.

         Extendible Commercial Notes - One issue of $4,000,000 during the quarter. Outstanding at September 30, 2004 - $0.

Item 4.  Rate of interest per annum of each security.

         Bank Notes - None during the quarter.

         Commercial Paper - Rates ranging from 1.29% to 1.77%.

         Extendible Commercial Notes - At a rate of 1.42%.

Item 5.  Date of issue, renewal or guaranty of each security.

         Commercial Paper and Extendible Commercial Notes - Various dates within the quarter ended September 30, 2004.

Item 6.  If renewal of security, give date of original issue.

         Not Applicable.

Item 7.  Date of maturity of each security.

         Maturities vary with none exceeding nine months.

Item 8.  Name of person to whom each security was issued, renewed or guaranteed.

         Commercial Paper - Southern Company Funding Corp.

         Extendible Commercial Notes - Southern Company Funding Corp.

Item 9.  Collateral given with each security, if any.

         None.

Item 10. Consideration received for each security.

         Various.

Item 11. Application of proceeds of each security.

         Proceeds used for general corporate purposes, including working capital.

Item 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

         a.       the provisions contained in the first sentence of Section
                  6(b)___

         b.       the provisions contained in the fourth sentence of Section
                  6(b)___

         c. the provisions contained in any rule of the Commission other than Rule U-48 X .

Item 13. Not Applicable.

Item 14. Not Applicable.

Item 15. If the security or securities are exempt from the provisions of
         Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

         Rule 52.


Date:  November 12, 2004             SOUTHERN ELECTRIC GENERATING COMPANY



                                     By: /s/Wayne Boston
                                           Wayne Boston
                                       Assistant Secretary